news release

ArcelorMittal buys call options for 26.5 million of its shares and sells 11.5 million Treasury shares

Luxembourg, 27 December 2010 - Following the reopening of its share buy-back program for up to 6% of its issued share capital announced on 26 November 2010, ArcelorMittal acquired on 18 December 2010 US dollar-denominated call options on 26,533,997 of its own shares with a strike price of USD 30.15 per share.

The 26,533,997 call options acquired allow ArcelorMittal to hedge its obligations arising out of the potential conversion of the 5% US-dollar denominated bonds convertible into or exchangeable for new or existing ArcelorMittal shares due 15 May 2014 (ISIN US042752126).

ArcelorMittal also entered into an agreement on 18 December to sell 11.5 million treasury shares through an over-the-counter block trade for a price of USD 37.8682 per share, for settlement on 30 December.